

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2015

Jerry Hug
Chief Executive Officer
SITO Mobile, Ltd.
100 Town Square Place, Suite 204
Jersey City, NJ 07310

  Re: **SITO Mobile, Ltd.**
     Form 10-K for the fiscal year ended September 30, 2014
     Filed December 2, 2014
     File No. 000-53744

Dear Mr. Hug:

  We have reviewed your March 26, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 12, 2015 letter.

Form 10-K for the fiscal year ended September 30, 2014

Item 15. Exhibits, Financial Statement Schedules, page 39

1. We note in your response to prior comment no. 1 that on 4/2/15, you filed an amendment to your Form 8-K to include the latest required interim period (unaudited) that preceded the acquisition as part of your pro forma information. Please provide the latest required interim period (unaudited) that preceded the acquisition with the corresponding interim period of the preceding year (unaudited) or tell us why you believe such information is not required. We refer you to Rule 8-04 and 8-05 of Regulation S-X as well as Item 9.01 of Form 8-K.

You may contact Amanda Kim, Staff Accountant at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant